04045088

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

SUPPL

Name of entity

Multiemedia Limited

ABN

12 003 237 303

RECEIVED 2004 SEP 28 ... OFFICE OF INTERNATIONAL CORPORATE FINANCE

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dlw 9/27

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,000,000 at $0.05
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14/09/04

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,239,105,652	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	164,275,000	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (~~Director/~~Company Secretary) Date 14/9/04

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Result of General Meeting

Friday 10 September 2004

The Company announces that all resolutions as listed in the Company's Notice of General Meeting, previously approved by the ASX, were passed by the shareholders at the General Meeting held today.

We attach the required proxy statistics relating to these resolutions.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Mr Adrian Ballintine on (03) 9674 4644, or
by email at ***shareholde@multiemedia.com***

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

10 September 2004

GENERAL MEETING
MULTIEMEDIA LIMITED

As required by section 251AA(2) of the Corporations Act, the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Approval of Past Issue of Shares

• Votes where the proxy directed to vote 'for' the motion	100,922,295
• Votes where the proxy was directed to vote 'against' the motion	32,871,461
• Votes where the proxy may exercise a discretion how to vote	9,389,926

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,756,434

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options

• Votes where the proxy directed to vote 'for' the motion	95,438,263
• Votes where the proxy was directed to vote 'against' the motion	37,607,929
• Votes where the proxy may exercise a discretion how to vote	9,397,926

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,668,568

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution

Dated this 10th day of September 2004

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Government approves Multiemedia's NewSat for HiBIS program

Friday 10 September 2004

The Federal Department of Communications has today advised Multiemedia that its NewSat division has been approved as a provider under the Government's Higher Bandwidth Incentive Scheme (HiBIS).

HiBIS is a $107.8 million initiative providing incentive payments to supply higher bandwidth services in regional, rural and remote areas at prices comparable to those available in metropolitan areas.

Multiemedia CEO, Adrian Ballintine, said "the Government's approval is further recognition of the advanced technology used by NewSat in its broadband satellite services. This follows on from our recent Government approval for provision of services under the Broadband for Health Program.

We are delighted to be approved for this initiative, which will enable a great number of Australian households and small businesses to access high quality broadband internet. Furthermore they can now do it in an affordable and sustainable manner".

NewSat's two-way broadband service enables customers to access the competitive advantage of satellite communications. It achieves download times which are 15 to 20 times faster than dial-up connections and is more user-friendly, flexible and cost-effective than comparable land based services to many areas.

"We have a great product offering, an excellent team and advanced technology. We are ready to take advantage of this new opportunity to improve the quality of communications for many Australians," Mr Ballintine concluded.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

Mr Adrian Ballintine on (03) 9674 4644, or
by email at shareholder@multiemedia.com

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia moves closer to Woolworths

Friday 10 September 2004

The Directors of Multiemedia wish to advise the market they are substantially advanced in taking a majority stake in Airworks Media P/L. Other major shareholders will include Technical Software Services P/L, a leading provider of media management software and Sales Success Australia P/L, a respected sales and marketing company. The transaction will be completed this month.

Airworks Media hold the 5 year exclusive agreement with Woolworths Ltd for in-store advertising content to 720 stores nationally. Multiemedia supplies the 2 way satellite infrastructure for advertising content delivery to these stores.

This acquisition is in line with Multiemedia's strategy to deliver complete solutions to large corporates and SME's via its 2 way broadband satellite network.

It also accords with Multiemedia's strategic preference to engage in direct customer relationships.

The business will generate revenues in excess of $60 million over the life of the contract and be earnings per share positive for Multiemedia shareholders in its first year.

This revenue is in addition to that currently generated via Multiemedia's existing supply agreement for Woolworths.

Multiemedia's investment will be in the order of $2 million and the new Sydney based Airworks Board will be chaired by Multiemedia's Chairman, John Walker.

Woolworths today approved the change in control of Airworks Media paving the way for imminent settlement.

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

John Walker said the acquisition was significant for Multiemedia and a substantial benefit for its shareholders.

ADRIAN BALLNTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Mr Adrian Ballintine on (03) 9674 4644, or
by email at ***shareholder@multiemedia.com***

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Multiemedia wins contract to provide Broadband Communications to Sudanese national telco for UN relief teams in Darfu refugee camps

Tuesday 7 September 2004

Multiemedia is pleased to announce its NewSat Division has won a contract with the Sudanese national telco, SudaTel Co Ltd, to provide broadband communication services to the United Nations relief teams working in the refugee camps in the western Darfur region of Sudan. The contract at commercial rates is initially for 10 sites over 12 months and is expected to increase to 40 sites during the year. Pricing remains confidential under the agreement with SudaTel.

The broadband communications services to be provided include internet, data and NewSat's newly launched satellite Voice over Internet Protocol (VoIP) service and utilises the Company's existing two-way broadband satellite infrastructure.

Multiemedia CEO Adrian Ballintine said "while he was pleased to have won the contract he was further delighted NewSat had been selected to assist with the relief program and contribute to the ending of this humanitarian crisis that has seen thousands killed or driven from their homes."

Ballintine also said "the contract provided further evidence of NewSat's superior level of service throughout the Middle East and North Africa where we now provide services to most countries in the region."

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Austrade's Senior Trade Commissioner and Consul General in Dubai, Mr Peter Linford, praised Multiemedia's success as another example of how great Australian companies are making a real contribution in the Middle East and African region. Paul Seaton, an Austrade Trade Commissioner based in Dubai, added that Multiemedia's leading edge technology and innovation is solving communication problems and making a meaningful difference. He went on to say that there is a great deal of interest in the product and that Austrade was confident of success in future projects. Access to Multiemedia services by the UN does stand out as a particularly rewarding contribution in helping so many in need.

ADRIAN BALLINTINE
Chief Executive Officer
Multiemedia Limited

For additional information please contact:

Mr Stephen Batten, Company Secretary on (03) 9674 4644, or by email at ***shareholder@multiemedia.com***